Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD. ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS

ENDED MARCH 31, 2023

Singapore, May 17, 2023: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its earnings results for the three months ended March 31, 2023.

Financial Highlights for the Three Months Ended March 31, 2023

▪	Revenues of $76.8 million
▪	Gross profit of $7.0 million
▪	Loss for the period and attributable to owners of the Company of $4.3 million, or $0.22 per ordinary share
▪	Adjusted net loss of $4.3 million, or $0.22 per ordinary share(1)
▪	Adjusted EBITDA of $15.7 million(1)
▪	Handysize and supramax/ultramax TCE per day of $9,491 and $12,869, respectively(1)

(1) Adjusted EBITDA, Adjusted net income/(loss) and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

Operational & Corporate Highlights for the Three Months Ended March 31, 2023

▪	On March 3, 2023, we entered into a contract to sell the 2010-built handysize bulk carrier, IVS Sentosa, for $10.9 million (before costs) with delivery to her new owners on April 6, 2023.

▪	On March 16, 2023, we delivered the 2015-built ultramax bulk carrier, IVS Hirono, to her new owners.

▪	On March 21, 2023, we agreed to extend the long-term charter on the 2014-built supramax bulk carrier, IVS Crimson Creek, for a period of 11 to 14 months commencing March 11, 2023.

▪	On March 22, 2023, we entered into a contract to sell the 2015-built ultramax bulk carrier, IVS Pinehurst, for $23.2 million (before costs) with delivery to her new owners on May 3, 2023.

▪	On March 23, 2023, we entered into a contract to sell the 2014-built handysize bulk carrier, IVS Kestrel, for $17.3 million (before costs) with delivery to her new owners planned on or about May 31, 2023.

▪	On March 31, 2023, Mr. Stephen Griffiths retired from the Company as Interim Chief Executive Officer and Chief Financial Officer and relinquished his position on the Board of Directors. Mr. Edward Buttery was appointed as Chief Executive Officer and Mrs. Deborah Davel as Chief Financial Officer, effective April 1, 2023.

▪	On March 31, 2023, Mr. Quah Ban Huat and Mr. John Herholdt retired as Directors of the Company and retired as Chairman of the Audit and Risk Committee and Chairman of Compensation and Nomination Committee respectively. The Board appointed Mr. Gordon French as an independent, Non-Executive Director and Chairman of the Audit and Risk Committee effective April 1, 2023 and Mr. Cullen Schaar was appointed as the Chairman of the Compensation and Nomination Committee effective on April 1, 2023.

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Recent Developments

▪	On April 6, 2023, we delivered the 2010-built handysize bulk carrier, IVS Sentosa, to her new owners.

▪	On May 3, 2023, we delivered the 2015-built ultramax bulk carrier, IVS Pinehurst, to her new owners.

▪

On May 17, 2023, the Company’s Board of Directors declared an interim quarterly cash dividend of $0.03 per ordinary share, payable on or about June 19, 2023, to all shareholders of record as of June 9, 2023 (the “Record Date”). As of May 17, 2023, there were 19,472,008 common shares of the Company outstanding.

In view of the Record Date of June 9, 2023, shareholders may not reposition shares between the JSE and the U.S. Register during the period from June 8, 2023, at 9.00 a.m. (South African time) until June 10, 2023, at 9.00 a.m. (South African time).

▪	As of May 10, 2023, we have contracted the following TCE per day for the second quarter of 2023 (1):

-	Handysize: approximately 992 operating days(2) at an average TCE per day of approximately $11,439

-	Supramax/ultramax: approximately 992 operating days(2) at an average TCE per day of approximately $16,114

(1) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

CEO Commentary

Edward Buttery, the Chief Executive Officer, commented:

“During the quarter, we contracted three more ship sales, in line with our commitment to reduce debt. Charter rates decreased given the seasonally weak start to the year, compounded by a particularly early Chinese New Year. If the market strengthens, as we anticipate it will in the lead up to summer, then we will look to increase cover on a portion of the fleet. In my short time as CEO of TMI and Grindrod I am delighted with the cooperation between both companies and I'm confident there is significant room to improve margins once the integration of our business and operations is complete.”

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Unaudited Results for the Three Months Ended March 31, 2023 and 2022

Revenue was $76.8 million for the three months ended March 31, 2023 and $110.3 million for the three months ended March 31, 2022. Vessel revenue was $52.8 million for the three months ended March 31, 2023 and $110.2 million for the three months ended March 31, 2022. Revenue decreased due to weakening market conditions in the drybulk business and a reduction in short-term operating days that was partially offset by the revenue generated from the sale of a supramax/ultramax vessel in the first quarter of 2023 with no corresponding sale in the first quarter of 2022. Short-term operating days decreased due to the redelivery of the short-term vessels due to reduced demand for drybulk tonnage brought about by a global slowdown in GDP growth and higher interest rates.

Our handysize total revenue and supramax/ultramax total revenue was $20.2 million and $56.5 million, respectively, for the three months ended March 31, 2023, and $36.2 million and $72.7 million, respectively, for the three months ended March 31, 2022. Handysize vessel revenue and supramax/ultramax vessel revenue was $20.2 million and $32.6 million, respectively, for the three months ended March 31, 2023, and $36.2 million and $72.7 million, respectively, for the three months ended March 31, 2022. The results for the three months ended March 31, 2023 were negatively impacted by weaker spot markets and a reduction in short-term operating days which was partially offset by the sale of a supramax/ultramax vessel in the first quarter of 2023 with no corresponding sale in the first quarter of 2022.

Handysize TCE per day was $9,491 per day for the three months ended March 31, 2023 and $22,201 per day for the three months ended March 31, 2022. Supramax/ultramax TCE per day was $12,869 per day for the three months ended March 31, 2023 and $24,385 per day for the three months ended March 31, 2022.

Cost of sales was $69.8 million for the three months ended March 31, 2023 and $69.6 million for the three months ended March 31, 2022. The increased costs due to the sale of a supramax/ultramax drybulk carrier in the first quarter of 2023 which was offset by a decrease in voyage expenses and charter hire expenses due to the redelivery of vessels that were chartered-in for a short-term period.

Our handysize segment and supramax/ultramax segment cost of sales was $19.6 million and $51.0 million, respectively, for the three months ended March 31, 2023 and $20.4 million and $49.5 million, respectively, for the three months ended March 31, 2022.

Handysize voyage expenses and supramax/ultramax voyage expenses were $6.7 million and $11.2 million, respectively, for the three months ended March 31, 2023 and $5.3 million and $18.4 million, respectively, for the three months ended March 31, 2022. Handysize charter hire expense and supramax/ultramax charter hire expense were $1.0 million and $3.2 million, respectively, for the three months ended March 31, 2023 and $1.3 million and $14.7 million, respectively, for the three months ended March 31, 2022. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $8.0 million and $4.9 million, respectively, for the three months ended March 31, 2023, and $7.7 million and $4.5 million, respectively, for the three months ended March 31, 2022. Handysize vessel operating costs per day were $5,950 per day for the three months ended March 31, 2023 and $5,677 per day for the three months ended March 31, 2022. Vessel operating costs per day were higher in the handysize drybulk carrier segment for the three months ended March 31, 2023 in comparison to the three months ended March 31, 2022 due to increased repairs on certain of the older vessels and the increased costs of lubricating oil. Supramax/ultramax vessel operating costs per day remained relatively flat at $5,583 per day for the three months ended March 31, 2023 and $5,540 per day for the three months ended March 31, 2022.

During the three months ended March 31, 2023, out of 1,667 operating days in the supramax/ultramax segment, 86.0% were fulfilled with owned/long-term chartered-in vessels and the remaining 14.0% with short-term chartered-in vessels compared to 2,229 operating days in the supramax/ultramax segment, 64.0% were fulfilled with owned/long-term chartered-in vessels and the remaining 36.0% with short-term chartered-in vessels for the three months ended March 31, 2022.

Gross profit was $7.0 million for the three months ended March 31, 2023 and $40.7 million for the three months ended March 31, 2022.

Other operating expense was $0.1 million for the three months ended March 31, 2023 and $0.3 million for the three months ended March 31, 2022.

Administrative expense was $7.0 million for the three months ended March 31, 2023 and $8.3 million for the three months ended March 31, 2022. The decrease was due to a reduced staff incentive accrual and no accrual for the forfeitable share incentive scheme due to the settlement and termination of the scheme in December 2022, which was partially offset by increased travel expenses and increased insurance costs due to the additional takeover and merger run-off insurance for directors and officers following the TMI transaction in December 2022.

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Interest income was $0.4 million for the three months ended March 31, 2023 and $0.1 million for the three months ended March 31, 2022.

Interest expense was $4.5 million for the three months ended March 31, 2023 and $3.1 million for the three months ended March 31, 2022. The increase is primarily due to the increase in interest rates.

Income tax expense was $0.1 million for the three months ended March 31, 2023 and $0.1 million for the three months ended March 31, 2022.

Loss for the three months ended March 31, 2023 was $4.3 million compared to a profit of $29.0 million for the three months ended March 31, 2022.

Net cash flows generated from operating activities was $27.8 million for the three months ended March 31, 2023 and $28.5 million for the three months ended March 31, 2022. Net cash utilised in investing activities was $0.1 million for the three months ended March 31, 2023 and $0.0 million for the three months ended March 31, 2022. Net cash flows used in financing activities was $28.0 million for the three months ended March 31, 2023 and $29.7 million for the three months ended March 31, 2022.

As of March 31, 2023, we had cash and cash equivalents of $46.1 million and restricted cash of $10.1 million.

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About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 29 vessels consisting of 14 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (22 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial(1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial(1)
IVS Kestrel(2)	2014	Japan	32,770	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	IVS Commercial(1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	IVS Handysize Pool
IVS Raffles	2013	China	32,050	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	IVS Handysize Pool
IVS Kinglet(3)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie(3)	2011	Japan	28,240	IVS Handysize Pool
IVS Orchard	2011	China	32,530	IVS Handysize Pool
IVS Knot(3)	2010	Japan	33,140	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix(3)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool

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Drybulk Carriers — Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-in Period (4)		Purchase Option Price (Millions)	Type of Employment
Supramax/Ultramax – Eco
Aries Karin(5)	2021	Japan	64,230	2024-25		$-	IVS Supramax Pool
IVS Atsugi(6)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(7)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Hayakita(8)	2016	Japan	60,400	2023-26	$	~21,6	IVS Supramax Pool
IVS Windsor(9)	2016	Japan	60,280	2023-26		$-	IVS Supramax Pool
IVS Crimson Creek(10)	2014	Japan	57,950	2023		$-	IVS Supramax Pool
IVS Naruo(11)	2014	Japan	60,030	2023-24	$	~13.6	IVS Supramax Pool

(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(2)	IVS Kestrel has been contracted for sale and is planned to deliver to the new owners on or about May 31, 2023.

(3)	IVS Knot, IVS Kinglet, IVS Magpie and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021 and IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(4)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.

(5)	Chartered-in until Q4 2024 with one one-year option to extend.

(6)	Chartered-in until Q4 2023 with one one-year option to extend. The purchase option is exercisable beginning in Q4 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(7)	Chartered-in until Q3 2023 with one one-year option to extend. The purchase option is exercisable beginning in Q3 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(8)	Chartered-in until Q3 2023 with two one-year options and one nine-month option to extend. The purchase option is exercisable next in Q4 2023 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component but excludes estimated 50/50 profit sharing with vessel owner. The Japanese Yen component has been converted at a rate of 133 Yen to $1.

(9)	Chartered-in until Q3 2023 with two one-year options and one nine-month option to extend.

(10)	Chartered-in for a period of 9 to 14 months commencing March 11, 2023.

(11)	Chartered-in until Q4 2023 with one one-year option to extend. The purchase option is exercisable at any time prior to expiry date, subject to contract terms and conditions. The option includes an estimated Japanese Yen denominated component which has been converted at a rate of 133 Yen to $1.

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Unaudited Segment Information

	Three months ended March 31,
(In thousands of U.S. dollars)	2023	2022
Drybulk Carriers Business
Handysize Segment
Revenue	$20,242	$36,245
Cost of sales	(19,596)	(20,374)
Gross Profit	646	15,871
Supramax/Ultramax Segment
Revenue	$56,543	$72,744
Cost of sales	(50,969)	(49,496)
Gross Profit	5,574	23,248

Selected Historical and Statistical Data of Our Operating Fleet

Set forth below are selected historical and statistical data of our operating fleet for the three months ended March 31, 2023 and 2022 and the three months ended March 31, 2023 and 2022 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations. This table contains certain information regarding TCE per day and vessel operating costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Three months ended March 31,
(In thousands of U.S. dollars)	2023	2022
Drybulk Carriers Business
Handysize Segment
Calendar days(1)	1,465	1,443
Available days(2)	1,438	1,439
Operating days(3)	1,420	1,392
Owned fleet operating days(4)	1,305	1,299
Short-term charter-in days(6)	115	93
Fleet utilization(7)	98.7%	96.7%
TCE per day(8)	$9,491	$22,201
Vessel operating costs per day(9)	$5,950	$5,677

Supramax/Ultramax Segment
Calendar days(1)	1,748	2,243
Available days(2)	1,709	2,243
Operating days(3)	1,667	2,229
Owned fleet operating days(4)	827	807
Long-term charter-in days(5)	607	619
Short-term charter-in days(6)	233	803
Fleet utilization(7)	97.5%	99.4%
TCE per day(8)	$12,869	$24,385
Vessel operating costs per day(9)	$5,583	$5,540

(1)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(2)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(3)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(4)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(5)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(6)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(7)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(8)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(9)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” below for a discussion of vessel operating costs per day.

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Unaudited Condensed Consolidated Statement of Financial Position

	31 March 2023	31 December 2022
	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	51,795	52,228
Trade receivables	5,271	11,290
Contract assets	187	1,313
Other receivables and prepayments	23,154	25,066
Derivative financial instruments	192	51
Inventories	10,854	15,278
Total current assets	91,453	105,226

Non-current assets
Restricted cash	4,389	4,342
Ships, property, plant and equipment	381,777	407,552
Right-of-use assets	24,929	26,039
Interest in joint ventures	8	8
Intangible assets	222	186
Other receivables and prepayments	2,879	860
Other investments	3,537	3,714
Deferred tax assets	1,200	1,304
Total non-current assets	418,941	444,005

Total assets	510,394	549,231

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	17,704	29,599
Contract liabilities	3,215	4,369
Due to joint ventures	43	43
Lease liabilities	19,673	22,058
Bank loans and other borrowings	28,846	33,330
Retirement benefit obligation	119	125
Derivative financial instruments	143	138
Provisions	101	592
Income tax payable	421	423
Total current liabilities	70,265	90,677

Non-current liabilities
Trade and other payables	-	140
Lease liabilities	4,770	4,055
Bank loans and other borrowings	151,472	165,638
Retirement benefit obligation	1,194	1,272
Total non-current liabilities	157,436	171,105

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(24,564)	(24,686)
Accumulated losses	(13,426)	(8,548)
Total equity	282,693	287,449

Total equity and liabilities	510,394	549,231

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Unaudited Condensed Consolidated Statement of Profit or Loss

	Three months ended March 31,
(In thousands of U.S. dollars, other than per share data)	2023	2022

Revenue	$76,785	$110,286
Cost of sales
Voyage expenses	(17,872)	(23,677)
Vessel operating costs	(12,189)	(11,403)
Charter hire costs	(4,157)	(15,954)
Depreciation of ships, drydocking and plant and equipment– owned assets	(7,511)	(8,212)
Depreciation of ships and ship equipment – right-of-use assets	(7,807)	(8,748)
Other income (expenses)	239	(1,592)
Cost of ship sale	(20,455)	-
Gross profit	7,033	40,700
Other operating expenses	(92)	(313)
Administrative expense	(7,002)	(8,261)
Share of profit of joint ventures	-	2
Interest income	354	103
Interest expense	(4,523)	(3,069)
(Loss) profit before taxation	(4,230)	29,162
Income tax expense	(64)	(131)
(Loss) profit for the period	(4,294)	29,031

(Loss) profit per share attributable to owners of the Company:
Basic	$(0.22)	$1.55
Diluted	$(0.22)	$1.52

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Unaudited Condensed Consolidated Statement of Cash Flows

For the three months ended March 31	2023	2022
	US$’000	US$’000
Operating activities	$	$
(Loss) Profit for the year	(4,294)	29,031
Adjustments for:
Share of losses of joint ventures	-	(2)
Gain on disposal of ships	(3,478)	-
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles	(1)	(31)
Depreciation and amortisation	15,710	17,235
Provision for onerous contracts (reversed) recognised	(491)	1,455
Recognition of share-based payments expense	-	794
Net foreign exchange (gain) loss	(10)	509
Interest expense	4,523	3,069
Interest income	(354)	(103)
Income tax expense	64	131
Operating cash flows before movements in working capital and ships	11,669	52,088
Inventories	4,421	(2,881)
Trade receivables, other receivables and prepayments	5,784	(5,657)
Contract assets	1,126	1,745
Trade and other payables	(11,614)	(9,894)
Contract liabilities	(1,154)	(3,961)
Due to related parties	86	(269)
Operating cash flows before movement in ships	10,318	31,171
Capital expenditure on ships	(1,616)	(2)
Proceeds from disposal of ships	23,381	-
Net cash generated from operations	32,083	31,169
Interest paid	(4,606)	(2,645)
Interest received	354	103
Income tax paid	(18)	(127)
Net cash flows generated from operating activities	27,813	28,500

Investing activities
Purchase of plant and equipment	(43)	(54)
Purchase of intangible assets	(87)	(11)
Proceeds from disposal of plant and equipment	(1)	63
Net cash used in investing activities	(131)	(2)

Financing activities
Payment of principal portion of bank loans and other borrowings	(18,566)	(6,883)
Principal repayments on lease liabilities	(8,746)	(9,188)
Restricted cash	(92)	(3)
Dividends paid	(584)	(13,650)
Net cash flows used in financing activities	(27,988)	(29,724)

Net decrease in cash and cash equivalents	(306)	(1,226)
Cash and cash equivalents at the beginning of the period	46,561	104,243
Effect of exchange rate changes on the balance of cash held in foreign currencies	(169)	611
Cash and cash equivalents at the end of the period	46,086	103,628

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Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from revenue to TCE revenue for the three month periods ended March 31, 2023 and 2022.

	Three months ended March 31,
	2023			2022
(InthousandsofU.S.dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	20,191	(6,714)	13,477	36,191	(5,287)	30,904
Supramax/ultramax	32,611	(11,158)	21,453	72,744	(18,389)	54,355
Other	-			1,296
Ship sale revenue	23,932			-
Other revenue	51			55
Revenue	76,785			110,286

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Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax expense, interest income, interest expense, share of profits (losses) of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between (Loss) profit for the period to EBITDA and Adjusted EBITDA for the three month periods ended March 31, 2023 and 2022.

	Three months ended March 31,
(In thousands of U.S. dollars)	2023	2022
(Loss) profit for the period	$(4,294)	$29,031
Adjusted for:
Income tax expense	64	131
Interest income	(354)	(103)
Interest expense	4,523	3,069
Share of losses of joint ventures	-	(2)
Depreciation and amortization	15,710	17,235

EBITDA	15,649	49,361

Adjusted for
Share-based compensation	-	794

Adjusted EBITDA	15,649	50,155

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Adjusted net income/(loss) and Adjusted Earnings per share

Adjusted net income/(loss) is defined as (loss) profit for the period attributable to the owners of the Company adjusted for reversal of impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and fees incurred for shareholder-related transactions. Adjusted Earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income/(loss) is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income/(loss) is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income/(loss) is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income/(loss) to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income/(loss) used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between (Loss) profit for the period attributable to the owners of the Company to Adjusted net income/(loss) for the three month periods ended March 31, 2023 and 2022.

	Three months ended March 31,
(In thousands of U.S. dollars)	2023	2022
(Loss) profit for the period	$(4,294)	$29,031
Adjusted for:
Share based compensation	-	794
Adjusted net (loss) income	(4,294)	29,825

Weighted average number of shares on which the profit per share and adjusted earnings per share has been calculated	19,472,008	18,679,384
Effect of dilutive potential ordinary shares	-	388,004
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted adjusted earnings per share	19,472,008	19,067,388

Basic (loss) profit per share	$(0.22)	$1.55
Diluted (loss) profit per share	$(0.22)	$1.52

Basic adjusted earnings per share	$(0.22)	$1.60
Diluted adjusted earnings per share	$(0.22)	$1.56

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 Headline earnings and Headline earnings per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings per share and diluted Headline earnings per share. Headline earnings per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings for the period represents profit for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between (Loss) profit for the period attributable to owners of the Company to Headline earnings for the three month periods ended March 31, 2023 and 2022.

	Three months ended March 31,
(In thousands of U.S. dollars, except per share data)	2023	2022
(Loss) profit for the period	$(4,294)	$29,031
Headline (loss) earnings	(4,294)	29,031

Weighted average number of shares on which the profit per share and headline earnings per share has been calculated	19,472,008	18,679,384
Effect of dilutive potential ordinary shares	-	388,004
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted headline earnings per share	19,472,008	19,067,388

Basic (loss) profit per share	$(0.22)	$1.55
Diluted (loss) profit per share	$(0.22)	$1.52

Basic headline (loss) earnings per share	$(0.22)	$1.55
Diluted headline (loss) earnings per share	$(0.22)	$1.52

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and tensions between China and Taiwan; fluctuations in interest rates and foreign exchange rates and the changes in the method pursuant to which the London Interbank Offered Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 23, 2022. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact: Edward Buttery CEO Grindrod Shipping Holdings Ltd. 200 Cantonment Road, #03-01 Southpoint Singapore, 089763 Email: ir@grindrodshipping.com Website: www.grinshipping.com	Investor Relations: Email: ir@grindrodshipping.com

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